Mark E. Crone Managing Partner mcrone@cronelawgroup.com

February 15, 2018

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Craig D. Wilson

Re:	Ho Wah Genting Group Limited (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed April 17, 2017
File No. 333-199965

Dear Mr. Wilson,

We are submitting to the Securities and Exchange Commission (the “Commission”) the following responses to the Commission’s comment letter dated January 26, 2018 with reference to the Form 10-K for the fiscal year ended December 31, 2016 filed with the Commission on April 17, 2017.

General

1.	We note in your response to prior comment 1 that in future filings, you will change your phone number to 603-2148-1089 which belongs to your corporate finance department. Attempts were made to contact you at this telephone number but the telephone rang until it disconnected and there was no voice mail. Please provide us with an email to deliver any future comment letters to and your operating hours should we need to communicate with you by telephone.

Response: The working hours of the Company are from 9:00 am through 6:00 pm MYT. Given the thirteen-hour time differential, for future comment letters and any other correspondence with the Company please use the following email address: ongkt@hwgg.com.my. This email address is the address for Mr. KT Ong, a director of the Company.

Item 8. Financial Statements and Supplementary Data

Statements of Operations and Comprehensive Loss for the year ended December 31, 2016 and the year ended December 31, 2015, page F-4

1801 Century Park East, Suite 2400

Los Angeles, California 90067

OFFICE 310.556.9611

CELL 860.202.6845

www.cronelawgroup.com

2.	We note your response to prior comment 2 that the cancellation of fees from clients of Beedo for the approximate amount of $56,848.55 resulted in the reversal of revenue. Please explain and clarify the basis for the remaining difference in the decrease of revenue from $118,625 to $19,052 for the six months ended June 30, 2016 and nine months ended September 30, 2016, respectively. Additionally, tell us what consideration was given to account for an disclose the reversal of revenue, cost of revenue and other income as a correction of an error in previously issued financial statements. We refer you to ASC 250-10-45 and 250-10-50.

Response: The revenue of $118,625 was generated solely from the activities of Beedo Sdn Bhd (“Beedo”). In August 2016, the Company disposed Beedo and therefore the income statement of Beedo no longer included the continued revenues of the Company for the six months ended September 30, 2016. The revenues were included under “Gain/(Loss) from Discontinued Operation”. The cancellation of fees from Beedo’s client of $56,848.55 actually impacts the “Gain/(Loss) from Discontinued Operation” amounts rather than the revenue amount.

The revenue of $19,052 was generated solely from continued operation revenue, which exclude Beedo’s revenue of $118,625. Prior to September 2016, this revenue was contained under “Other (Expenses) Income, Net” as noted in the Form 10-Q for the period ended June 30, 2016. However, since $19,052 includes an additional three months of revenue, the amount is higher for the nine-month period than the amount reported on June 30, 2016.

Prior to the disposal, Beedo was the main generating income for the Company and therefore, all other revenue generated by other subsidiaries of the Company was classified in “Other (Expenses) Income, Net”. After the disposal in August 2016, in order to show financial statement of the continuing operation of the Company, there was a reclassification of revenue, cost of revenue and other income. The Company then made a comparison between June 30, 2016 and September 30, 2016 financial statements to determine the three months ended September 30, 2016 which resulted in the error, as previously explained.

THE CRONE LAW GROUP PC

/s/	Mark Crone
Mark E. Crone, Managing Partner

1801 Century Park East, Suite 2400

Los Angeles, California 90067

OFFICE 310.556.9611

CELL 860.202.6845

www.cronelawgroup.com